[LETTERHEAD OF MULDOON MURPHY & AGUGGIA LLP]

September 29, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. William Friar

Senior Financial Analyst

Financial Services Group

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Re:	Polonia Bancorp

Amendment No. 2 to the Registration Statement on Form SB-2

Filed July 7, 2006

File No. 333-135643

Dear Mr. Friar:

On behalf of Polonia Bancorp (“Polonia” or the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form SB-2 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Exchange Act of 1933, as amended, to indicate changes from the Registration Statement on Form SB-2 filed on July 7, 2006 (the “Registration Statement”), as amended on July 13, 2006.

The Amended Registration Statement is filed in response to the Staff’s comment letter issued on August 3, 2006 and to update the financial data in the prospectus to June 30, 2006. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the documents have been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on the Company’s Application on Form MHC-1 and Application on Form MHC-2. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

General

Comment No. 1

In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.

Mr. William Friar

U.S. Securities and Exchange Commission

September 29, 2006

Response to Comment No. 1

A map is included on the second page of the prospectus.

Comment No. 2

Provide us with copies of all marketing and proxy materials. Upon review, we may have comments.

Response to Comment No. 2

Marketing materials are included as Exhibit No. 99.2 to the Amended Registration Statement. Draft proxy materials are filed herewith as Exhibit A.

Comment No. 3

Confirm that you will distribute this prospectus with each proxy statement distributed to depositors and borrowers who will vote on the plan of reorganization and stock issuance.

Response to Comment No. 3

The prospectus will be delivered with each proxy statement distributed to depositors and borrowers who will vote on the plan of reorganization and stock issuance.

Comment No. 4

Include an updated consent of the independent auditors in the pre-effective amendment.

Response to Comment No. 4

An updated consent has been included as Exhibit 23.2 to the Amended Registration Statement.

Comment No. 5

Please note the updating requirements of Item 310(g) of Regulation S-B.

Response to Comment No. 5

Financial statements for the interim period ended June 30, 2006 have been included in the Amended Registration Statement.

Mr. William Friar

U.S. Securities and Exchange Commission

September 29, 2006

Prospectus Cover Page

Comment No. 6

Disclose the history of operating losses, negative returns on assets and that you have been designated a “troubled institution” and determined to not satisfy safety and soundness standards for earnings by the OTS.

Response to Comment No. 6

The requested disclosure has been added to the cover page of the prospectus.

Comment No. 7

On the cover page, please mention the amount of the fee that will be paid to Sandler O’Neill.

Response to Comment No. 7

The cover page of the prospectus has been revised accordingly. See the “Offering Summary” table.

Summary, page 1

Comment No. 8

Disclose your recent earnings performance.

Response to Comment No. 8

The requested disclosure has been added to page 2 of the prospectus.

Polonia Bancorp, page 1

Comment No. 9

We note the registrant does not appear to have a website. If this changes during registration, please update to provide the address.

Response to Comment No. 9

The Company’s website is disclosed on page 40 of the prospectus.

Mr. William Friar

U.S. Securities and Exchange Commission

September 29, 2006

Office of Thrift Supervision Part 570 Notice, page 2

Comment No. 10

Briefly discuss your performance relative to the performance goals in your compliance plan.

Response to Comment No. 10

The requested disclosure has been added to pages 3, 20, 50 and 88 of the prospectus.

Comment No. 11

We note the statement in the first sentence of the second paragraph that you are currently being evaluated for your compliance with the part 570 Notice. Clarify what you mean by “currently being evaluated.” Can you state when you expect the evaluation to end or the results of the last evaluation?

Response to Comment No. 11

The disclosure on pages 3, 50 and 88 of the prospectus has been revised to clarify that Polonia Bank’s (the “Bank”) performance relative to its Compliance Plan is evaluated by the OTS at least on a quarterly basis. The Staff is supplementally advised that based on the management of the Bank’s discussions with the OTS, management of the Bank believes that the reorganization and minority stock issuance will result in the OTS’ termination of the Part 570 Notice and Compliance Plan.

Our Operating Strategy, page 2

Comment No. 12

Expand the bullet points to specify how you will achieve the strategies set forth.

Response to Comment No. 12

The requested disclosure has been added to page 3 of the prospectus.

Comment No. 13

Disclose that your net interest margin is projected to increase only slightly and remain lower than your peers.

Mr. William Friar

U.S. Securities and Exchange Commission

September 29, 2006

Response to Comment No. 13

The requested disclosure has been added to page 49 of the prospectus.

Comment No. 14

Disclose that your efficiency ratio is projected to be less favorable than that of your peers through the first quarter 2010.

Response to Comment No. 14

The requested disclosure has been added to page 49 of the prospectus.

How We Determined the Offering Range, page 3

Comment No. 15

Please expand the discussion of the factors Keller & Company considered to provide specific and substantive detail. For example, briefly state what it was about your operating results, financial condition, market area, trading market and the comparison with your peers that Keller & Company considered important.

Response to Comment No. 15

The requested disclosure has been added to page 5 of the prospectus.

Comment No. 16

In the second paragraph on page 5 please briefly explain what fully converted means.

Response to Comment No. 16

The explanation for “fully converted” is disclosed in the second full paragraph on page 5 of the prospectus.

Comment No. 17

In the last paragraph on page 5 briefly discuss how your core multiples compare with peer group.

Mr. William Friar

U.S. Securities and Exchange Commission

September 29, 2006

Response to Comment No. 17

Inasmuch as the Bank had negative earnings for the twelve months ended June 30, 2006, its price to earnings multiple is negative and, therefore, not meaningful, either absolutely or comparatively.

Benefits of the Reorganization to Management, page 9

Comment No. 18

Clarify and quantify the dilutive and financial impact of these plans and agreements on the financial condition and profitability of Polonia.

Response to Comment No. 18

Disclosure regarding the potential dilutive impact of the equity incentive plan has been added to page 11 of the prospectus. Based on discussions with the Staff, the existing cross-references to the “Pro Forma Data” section of the prospectus is sufficient to highlight the financial impact of the quantifiable benefit plans on the financial condition and profitability of the Company. Please also see “Risk Factors – Risks Related to this Offering – Additional expenses following the offering from operating as a public company and from new stock-based benefit plans will adversely affect our profitability” on page 21 of the prospectus for a description of the financial impact of these benefit plans.

Comment No. 19

Please clarify the connection between stock benefits, options and increased compensation costs.

Response to Comment No. 19

The requested disclosure has been added to page 11 of the prospectus. Please also see “Risk Factors – Risks Related to this Offering – Additional expenses following the offering from operating as a public company and from new stock-based benefit plans will adversely affect our profitability” on page 21 of the prospectus for a description of the financial impact of these benefit plans.

Comment No. 20

Reference is made to the bullet point on page 12, “Employee Severance Compensation Plan.” In this bullet point, state that the $646,000 does not include any change in control severance payments that may be made to Messrs. Szuszczewicz, Rutkowski and Maliszewski.

Mr. William Friar

U.S. Securities and Exchange Commission

September 29, 2006

Response to Comment No. 20

The requested disclosure has been added to page 13 of the prospectus.

How We Will Use the Proceeds, page 16

Comment No. 21

Advise why you do not discuss, or allocate proceeds for, the two new branches proposed to be opened in the next three years. If practicable, provide a timetable for the new branch offices and quantify the expected costs involved or discuss what you estimate the cost to open a typical branch office. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-B, both here and in the main section.

Response to Comment No. 21

The Staff is supplementally advised that the Bank does plan to open two branch offices in the three years following the offering, however, to date it has not developed a particular site or specifically budgeted and quantified the costs associated with a particular branch site. The Bank has prepared general estimates of the cost of a branch based on historic costs and real estate values in its market area. Such estimates may vary greatly and will be largely dependent on the site selected and cost of the real estate or leasehold improvements. Accordingly, disclosure has been added to page 29 of the prospectus to reflect such general estimates.

Polonia Bancorp’s Dividend Policy, page 16

Comment No. 22

Advise the staff whether you anticipate that the OTS will permit you to pay dividends the first year following the conversion. If not, consider appropriate disclosure. Make corresponding changes in the main section.

Response to Comment No. 22

The Staff is supplementally advised that the Bank does not expect that the OTS will prohibit the Company from paying dividends during the first year following the conversion. As reflected on page 30 of the prospectus, the Company is expected to have $3.1 million, $2.2 million, $3.3 million and $4.6 million of funds at the minimum, midpoint, maximum and supermaximum of the offering range, respectively, available for the payment of operating and other expenses and, to the extent declared, the payment of dividends to stockholders without any dividend payment by Polonia Bank to Polonia Bancorp.

Mr. William Friar

U.S. Securities and Exchange Commission

September 29, 2006

Risk Factors, page 18

We had operating losses during the last three months and..., page 18

Comment No. 23

Please note the dollar amount of the non-recurring restructuring charges in 2005 and for the three months ended March 31, 2006.

Response to Comment No. 23

The requested disclosure has been added to page 19 of the prospectus.

We are subject to a Part 507 Notice..., page 18

Comment No. 24

In the third paragraph, briefly mention what performance goals you did not meet and whether or not, the restructuring charge was responsible for not meeting the performance goals.

Response to Comment No. 24

The requested disclosure has been added to pages 3, 20, 50 and 88 of the prospectus.

Issuance of shares for benefit programs, page 21

Comment No. 25

Please expand the subheading to state the aggregate percentage dilution.

Response to Comment No. 25

The requested disclosure has been added to page 22 of the prospectus.

Pro Forma Data, page 32

Comment No. 26

It appears that your pro forma table for the year ended December 31, 2005 on page 35 includes an adjustment to pro forma net income on net investable proceeds which is based on an after-tax yield of approximately 3.3%. However, you disclose on page 32 that the pro-forma after-tax yield assumed for the year ended December 31, 2005 was 3.0%. Please revise your filing as necessary to correct this discrepancy.

Mr. William Friar

U.S. Securities and Exchange Commission

September 29, 2006

Response to Comment No. 26

The pro forma table for the year ended December 31, 2005 on page 37 of the prospectus has been revised to reflect a pro forma after tax yield of 3.0%.

Comment No. 27

Your pro forma tables on page 34 and 36 include an adjustment to pro forma net income for stock option expense, however, there is no adjustment to pro forma stockholders’ equity for stock options. Please revise your filing as appropriate or tell us why you do not believe any revisions are necessary.

Response to Comment No. 27

The Staff is supplementally advised that the pro forma tables properly include an adjustment to pro forma net income for the stock option expense. This expense entry would result in a decrease to stockholders equity. However, the offsetting entry to this expense would be an increase to additional paid in capital. The normal entry to reflect the recognition of a stock option would be to debit compensation/director expense and credit additional paid in capital, therefore the resulting impact to stockholders equity would be zero. As a result, there is no pro forma effect on stockholders equity.

Our Business, page 38

Comment No. 28

Disclose your recent net decreases in deposits.

Response to Comment No. 28

The requested disclosure is located on page 55 of the prospectus.

Market Area, page 38

Comment No. 29

Please expand the disclosure on your market area to include meaningful demographic information and trends regarding population and unemployment.

Response to Comment No. 29

The requested disclosure has been added to pages 40 and 41 of the prospectus.

Mr. William Friar

U.S. Securities and Exchange Commission

September 29, 2006

Lending Activities, page 39

Comment No. 30

Discuss how your lending activities will change after the reorganization or provide a cross-reference to the section of the document where this information is provided.

Response to Comment No. 30

The requested disclosure has been added to page 41 of the prospectus.

Management’s Discussion and Analysts of Financial Condition..., page 44 Operating Strategy, page 46,

Increasing Core Deposits..., page 46

Comment No. 31

Clarify the wider range of deposit and savings products you plan to offer.

Response to Comment No. 31

The requested disclosure has been added to page 48 of the prospectus.

Managing our net interest margin and interest rate risk..., page 46

Comment No. 32

Expand to specifically relate this discussion to your strategy of managing net interest margins, interest rate risk and improving net interest spread.

Response to Comment No. 32

The requested disclosure has been added to page 49 of the prospectus.

Improving operating efficiency, page 47

Comment No. 33

Clarify how you plan to improve operating efficiency or that operating efficiency will worsen. We note the disclosed increased operating expenses and higher costs.

Mr. William Friar

U.S. Securities and Exchange Commission

September 29, 2006

Response to Comment No. 33

The requested disclosure has been added to page 49 of the prospectus.

Adhering to the directives of the Part 570 Notice.., page 47

Comment No. 34

In the last paragraph, specify the targets not met. Also, provide June 30, 2006 performance goal results.

Response to Comment No. 34

The requested disclosure has been added to page 3, 20, 50 and 88 of the prospectus.

Loan Maturity, page 49

Comment No. 35

Under “Securities,” on page 50, please disclose the amount of the write down in 2004, 2005 and for the quarter ended March 31, 2006.

Response to Comment No. 35

The requested disclosure has been added to page 53 of the prospectus.

Directors’ Compensation, page 76

Comment No. 36

Please note the cost to the company of the life and health insurance premiums for Mr. Lukiewski.

Response to Comment No. 36

The requested disclosure has been added to page 78 of the prospectus.

Executive Compensation, page 77

Comment No. 37

Reference is made to footnote (2) on page 77. Please advise us supplementally how you arrived at the $19,042, $900 and $3,010 amounts.

Mr. William Friar

U.S. Securities and Exchange Commission

September 29, 2006

Response to Comment No. 37

The $19,042, $900 and $3,010 amounts shown in footnote (2) on page 79 represent calculations of the imputed economic benefit of the life insurance contracts on Messrs. Szuszczewicz, Rutkowski and Maliszewski, respectively. Under the endorsement split dollar life insurance arrangements, the underlying insurance policies are owned by the Bank and a portion of the death benefit is payable to the estate of each executive. Pursuant to Internal Revenue Service Notice 2002-8, 2002-1 C.B. 398, for a split-dollar arrangement in place prior to September 17, 2003 and not materially modified thereafter, the economic benefit valuation may be determined by reference to an insurer’s published premium rates, rather than IRS Table PS 58 or Table 2001, provided the insurer’s published rate is made available to all persons who apply for term life insurance coverage from the insurer. The values as set forth in the footnote reflect the value of the economic benefit, as determined based on the published rates of the insurer, New England Life Insurance Co.

Change in Accountants, page 120

Comment No. 38

Please revise your filing to state whether the decision to change accountants was recommended or approved by any audit or similar committee of the board of directors or by the board of directors themselves. Refer to Item 304 (a)(1)(iii) of Regulation S-K.

Response to Comment No. 38

The requested disclosure has been added to page 122 of the prospectus.

Comment No. 39

As related matter, please revise to include a letter from your former accountants (filed as Exhibit 16 to your Form SB-2) addressing the revised disclosures. Refer to Item 304 (a)(3) of Regulation S-K.

Response to Comment No. 39

Both written and telephonic requests to procure the requested letter from the Bank’s former accountants, Deloitte & Touche LLP, have been attempted. No response has been received to date.

Mr. William Friar

U.S. Securities and Exchange Commission

September 29, 2006

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page 5

Comment No. 40

Please revise to separately disclose the more significant items currently included in the “other, net” adjustment to reconcile net income to net cash provided by operating activities. For example, we note that during the fiscal year ended December 31, 2005, you recognized a loss of $250,867 on the early extinguishment of debt. However, this does not appear as a separate line item on your cash flow statement.

Response to Comment No. 40

The revised disclosure appears in the cash flow statement. Please note that the example referred to in the Staff’s comment was properly reflected. The penalty on early extinguishment should not be broken out as an adjustment to reconcile net income to cash provided by operations, nor should it be a separate line item. The penalty represents a cash outlay that was included in net income.

Note 2 — Investment Securities, page 10

Comment No. 41

We note that you have recorded a valuation allowance on investment securities of $1,042,933 and $875,236 as of March 31, 2006 and December 31, 2005, respectively. It appears that in addition to the securities with valuation allowances, you had securities with gross unrealized losses of $898,930 and $500,673 as of March 31, 2006 and December 31, 2005, respectively. Please tell us, in detail, how you determined that you have the intent and ability to hold these securities with gross unrealized losses to maturity or until a market recovery. Please specifically address how you considered the current rising interest rate environment, your history of recording other than temporary impairment losses, and your history of failing to meet performance goals set forth in your OTS Compliance Plan in determining intent and ability.

Response to Comment No. 41

Any reference to a valuation allowance has been eliminated and has properly been reflected as a write down of investment securities that was recorded as an expense when the other than temporary decline was identified. In relation to the additional unrealized losses noted, management has determined that other than temporary declines have not occurred. The other than temporary declines that were recorded for the year ended 2004 and 2005 and the six months ended June 30, 2006 were specifically related to a mutual fund and agency preferred stock (equity securities) where management could not reasonably determine that they would be able to

Mr. William Friar

U.S. Securities and Exchange Commission

September 29, 2006

hold those securities until there was recovery of value. The additional unrealized losses discussed in the Staff’s comment relate primarily to government agency mortgage-backed debt securities which management believes they have the intent and ability to hold until maturity, at which point in time it is anticipated that they will fully recover in value. Management believes this can be supported by the fact that they historically have never sold agency mortgage-backed securities and have no intent to do so. As part of management’s business plan relating to the failure to achieve performance goals, they will be implementing various strategies but have not considered the liquidation of investment securities as part of that strategy. Mortgage-backed securities historically have been purchased to supplement the Bank’s loan demand and the purchase of these securities continues to be a key component of that strategy.

Comment No. 42

Please revise your filing to correct inconsistencies between disclosure in the last sentence of footnote 2 which states that there were no recorded other-than-temporary, impairment charges for the three months ended March 31, 2006 and disclosure on page 58 which states that you recognized other than temporary impairment losses of $167,000 during the quarter ended March 31, 2006.

Response to Comment No. 42

The filing has been revised to correct the discrepancies indicated.

Comment No. 43

You disclosure on page 12 that your valuation allowance increased approximately $167,000 during the quarter ended March 31, 2006 when you recognized an other than temporary loss in the same amount. Please revise your filing to describe your accounting policy for recognizing other than temporary impairments, including how your valuation allowance for investment securities is affected once other than temporary losses are recognized. Please tell us how you have determined that your method of accounting for impairments of investment securities is consistent with paragraph 16 of SFAS 115 or revise your financial statements accordingly.

Response to Comment No. 43

The disclosure has been revised to eliminate any discussion in relation to a valuation allowance. The other than temporary declines in investment securities have been recorded as a write down in the period they have been identified by management. The Bank does not believe that any other revision is necessary.

Mr. William Friar

U.S. Securities and Exchange Commission

September 29, 2006

Note 11 — Employee Benefits, page 20

Comment No. 44

We note your disclosures on page 20 regarding your Supplemental Retirement Plan, however, it appears that you have not included all of the disclosures required by paragraph 5 of SFAS 132(R). Please revise to include missing disclosures or tell us why you believe these disclosures do not apply to you.

Response to Comment No. 44

The Supplemental Retirement Plan note has been revised to include disclosure as required.

Note 15 — Subsequent Events, page 24

Comment No. 45

Please revise your disclosure regarding the plan or reorganization and stock issuance to disclose the amount of costs incurred for the conversion as of the most recent interim period presented.

Response to Comment No. 45

The disclosure of costs incurred through June 30, 2006 has been included.

Mr. William Friar

U.S. Securities and Exchange Commission

September 29, 2006

*  *  *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned or Joseph J. Bradley at 202.362.0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Lawrence M.F. Spaccasi

Lawrence M. F. Spaccasi

Enclosures

cc:	Jessica Livingston, Securities and Exchange Commission

Lisa Haynes, Securities and Exchange Commission

John Nolan, Securities and Exchange Commission

Donald W. Dwyer, Office of Thrift Supervision – DC (w/o enclosures)

Karen Marcotte, Office of Thrift Supervision – DC (w/o enclosures)

Roger Smith, Office of Thrift Supervision – DC (w/o enclosures)

Gary Jeffers, Office of Thrift Supervision – DC (w/o enclosures)

David Rochefort, Office of Thrift Supervision – NE (w/o enclosures)

Anthony J. Szuszczewicz, Polonia Bancorp

Paul D. Rutkowski, Polonia Bancorp

John R. Hall, Esq., Muldoon Murphy & Aguggia LLP

Joseph J. Bradley, Esq., Muldoon Murphy & Aguggia LLP

EXHIBIT A

[POLONIA BANK LOGO]

3993 Huntingdon Pike, 3rd Floor

Huntingdon Valley, Pennsylvania 19006

(215) 938-8800

NOTICE OF SPECIAL MEETING OF MEMBERS

On [MEETING DATE], Polonia Bank will hold a special meeting of members at [PLACE]. The meeting will begin at     :            .m., local time. At the meeting, members will consider and act on the following:

1.	The plan of reorganization and stock issuance pursuant to which Polonia Bank will be reorganized into the mutual holding company structure. As part of the voting on the plan of reorganization and stock issuance, members will be approving the proposed charters and bylaws for Polonia Bank, Polonia Bancorp and Polonia MHC attached to the plan of reorganization and stock issuance. Pursuant to the plan of reorganization and stock issuance, Polonia Bancorp will issue 55% of its common stock to Polonia MHC, a federally-chartered mutual holding company that will be formed pursuant to the plan of reorganization and stock issuance and will offer for sale to eligible depositors and borrowers 45% of its common stock;

2.	Such other business that may properly come before the special meeting or any adjournment of the special meeting.

Note:    The board of directors is not aware of any such other business at this time.

The board of directors has fixed the close of business on [RECORD DATE], 2006 as the record date for the determination of members of Polonia Bank entitled to notice of and to vote at the special meeting and at any adjournment of the special meeting. Only those members of Polonia Bank as of the close of business on [RECORD DATE] , 2006 will be entitled to vote at the special meeting.

Please complete and sign the enclosed proxy card(s) solicited by the board of directors and mail the proxy card(s) promptly in the enclosed proxy reply envelope. The proxy will not be used if you attend the meeting and vote in person.

Not voting will have the same effect as voting against the proposals. Voting does not obligate you to purchase stock in our stock offering.

By Order of the Board of Directors

Corporate Secretary

Huntingdon Valley, Pennsylvania

                    , 2006

Questions and Answers

For Members of Polonia Bank

You should read this document and the accompanying prospectus for more information about the mutual holding company reorganization and the related stock offering.

Q.	What Is the Plan of Reorganization and Stock Issuance?

A.	Polonia Bank is undergoing a transaction referred to as a mutual holding company reorganization. Currently, Polonia Bank is a federally-chartered mutual (meaning no stockholders) savings bank. As a result of the reorganization, Polonia Bank will become a federally-chartered stock savings bank in the mutual holding company structure with two holding companies. Polonia Bank will form a new federally-chartered stock holding company, Polonia Bancorp, that will sell 45% of its common stock to the public and the Polonia Bank employee stock ownership plan and will issue 55% of its common stock to Polonia MHC, a mutual holding company to be formed by Polonia Bank. After the reorganization, Polonia Bancorp will own 100% of Polonia Bank’s common stock.

Q.	What Are the Reasons for the Plan of Reorganization and Stock Issuance?

A.	Our primary reasons for the reorganization are to:

•	increase the capital of Polonia Bank;

•	support future lending and operational growth;

•	support future branching activities and/or the acquisition of other financial institutions or financial services companies or their assets; and

•	enhance our ability to attract and retain qualified directors and management through stock-based compensation plans.

Q.	Will I See Changes at Polonia Bank?

A.	It will be business as usual. The reorganization, an internal restructuring, will alter our corporate form of organization, but not our business relationships. Polonia Bank’s board of directors, management and employees will continue to serve our customers in the same offices.

Q.	Are All Customers Eligible to Vote on the Plan of Reorganization and Stock Issuance?

A.	All depositors of Polonia Bank as of [RECORD DATE] are members of Polonia Bank. In addition, each borrower as of [RECORD DATE] who had an outstanding borrowing with Polonia Bank as of [June 20,] 2006 is entitled to one vote. Only those members as of the record date who continue to be members on the date of the Special Meeting will be entitled to vote.

Q.	Why Should I Vote on the Plan of Reorganization and Stock Issuance?

A.	You are not required to vote on the proposal. However, for us to implement the reorganization and complete the stock offering, we must receive the affirmative vote of a majority of the total votes eligible to be cast by our members on the proposal. Voting does not obligate you to purchase shares of common stock in the offering.

- i -

Q.	What Happens If I Do Not Vote?

A.	Your vote is very important. If you do not vote all the proxy card(s) you receive, it will have the same effect as voting against the plan of reorganization. Without sufficient favorable votes for the plan of reorganization and stock issuance, we cannot proceed with the reorganization and related stock offering.

Q.	How Do I Vote?

A.	Mark your vote, sign each proxy card enclosed and return the card(s) to us, in the enclosed proxy reply envelope. Please vote promptly. Not voting has the same effect as voting “against” the plan of reorganization.

Q.	How Many Votes Are Available to Me?

A.	Depositors are entitled to one vote for each $100, or fraction thereof, on deposit as of the close of business on [RECORD DATE] and each borrower as of [June 20], 2006 who continues to be a borrower as of the close of business on [RECORD DATE] will be entitled to cast one vote. No member may cast more than 1,000 votes.

Q.	Why Did I Receive More than One Proxy Card?

A.	If you had more than one deposit account on [RECORD DATE], you may have received more than one proxy card, depending on the ownership structure of your accounts. There are no duplicate cards – please promptly vote all the proxy card(s) that we sent to you.

Q.	More than One Name Appears on My Proxy Card(s). Who Must Sign?

A.	The names reflect the registration (ownership) of your deposit account(s). Proxy cards for joint deposit accounts require the signature of only one of the owners. Proxy cards for trust or custodian accounts must be signed by the trustee or the custodian, not the beneficiary whose name is on the account.

Q.	Will the Reorganization Have Any Effect on My Deposit and Loan Accounts at Polonia Bank?

A.	No. The account number, amount, interest rate and withdrawal rights of each deposit account will remain unchanged. Deposits will continue to be federally insured by the Federal Deposit Insurance Corporation, up to the legal limits. Loans and rights of borrowers will not be affected. However, you will no longer have voting rights as a depositor of Polonia Bank. Only Polonia Bancorp stockholders and members of Polonia MHC will have voting rights in Polonia Bancorp and Polonia MHC, respectively.

Questions?

Call our Conversion Center

at (            )

9:00 a.m. to 5:00 p.m., Eastern Time, Monday through Friday.

The Conversion Center is closed weekends and bank holidays.

Your Vote Is Very Important. Please Promptly Mail Your Proxy Card(s).

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Polonia Bank

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of Polonia Bank to be used at a special meeting of members. The special meeting will be held at [PLACE] on [MEETING DATE] at         :            .m., local time. This proxy statement and the enclosed proxy card(s) are being first mailed to members on or about                     , 2006.

Voting and Proxy Procedure

Who Can Vote at the Meeting

The board of directors has fixed the close of business on [RECORD DATE] as the record date for the determination of members entitled to notice of and to vote at the special meeting and at any postponement or adjournment of the special meeting. All depositors of Polonia Bank as of [RECORD DATE] are members of Polonia Bank. In addition, each borrower as of [RECORD DATE] who had an outstanding borrowing with Polonia Bank as of [June 20,] 2006 is entitled to one vote. Only those members as of the record date who continue to be members on the date of the Special Meeting will be entitled to vote.

Each depositor as of the close of business on [RECORD DATE] will be entitled to cast one vote per $100, or fraction thereof, of the participation value of all of such depositor’s deposit accounts in Polonia Bank as of the close of business on [RECORD DATE]. Each borrower as of [RECORD DATE] who had an outstanding borrowing with Polonia Bank as of [June 20], 2006 is entitled to one vote. However, no member may cast more than 1,000 votes. In general, accounts held in different ownership capacities will be treated as separate accounts for purposes of applying the 1,000 vote limitation. For example, if two persons hold a $100,000 account in their joint names and each of the persons also holds a separate $100,000 account in their own name, each person would be entitled to 1,000 votes for the separate account and they would together be entitled to cast 1,000 votes on the basis of the joint account. Our records indicate that as of the close of business on [RECORD DATE], there were approximately                  members entitled to cast a total of                  votes at the special meeting (                 votes entitled to be cast by depositors and                  votes entitled to be cast by borrowers).

Deposits held in trust or other fiduciary capacity may be voted by the trustee or other fiduciary to whom voting rights are delegated under the trust instrument or other governing document or applicable law. In the case of IRA and qualified plan accounts established at Polonia Bank, the beneficiary may direct the custodian’s vote on the plan of reorganization by returning a completed proxy card to Polonia Bank.

Quorum and Vote Required

Any number of members present and voting, represented in person or by proxy, at the special meeting will constitute a quorum.

You may vote for or against the proposal. The adoption of the plan of reorganization requires approval by at least a majority of the total number of votes entitled to be cast at the special meeting. If there are insufficient votes for approval of the plan of reorganization at the time of the special meeting, the special meeting may be adjourned to permit further solicitation of proxies.

Voting by Proxy

Our board of directors is sending you this proxy statement to request that you allow your votes to be represented at the special meeting by the persons named in the enclosed proxy card. All votes represented at the special meeting by properly executed and dated proxies will be cast according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your votes will be cast as recommended by our board of directors. Our board of directors recommends that you vote FOR approval of the plan of reorganization. Pre-existing proxies cannot be utilized in connection with the proposed plan of reorganization and the related transactions provided for in the plan of reorganization. The proxies being solicited by our board of directors are only for use at the special meeting and at any adjournment of the special meeting and will not be used for any other meeting.

If any matters not described in this proxy statement are properly presented at the special meeting, the persons named in the proxy card will use their best judgment to determine how to cast your votes. This includes a motion to adjourn or postpone the special meeting to solicit additional proxies. We may adjourn or postpone the meeting to solicit additional proxies if we have not received a sufficient number of votes to approve the plan of reorganization. However, no proxy that is voted against the plan of reorganization will be voted in favor of adjournment to solicit additional proxies. If the special meeting is postponed or adjourned, your votes may be cast by the persons named in the proxy card on the new special meeting date as well, unless you revoke your proxy. We do not know of any other matters to be presented at the special meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either advise the Corporate Secretary of Polonia Bank in writing before your vote(s) have been cast at the special meeting, deliver a later-dated proxy or attend the meeting and cast your vote(s) in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.

Solicitation of Proxies and Tabulation of the Vote

To the extent necessary to permit approval of the plan of reorganization, proxies may be solicited by certain of our officers, directors or employees by telephone or through other forms of communication and, if necessary, the special meeting may be adjourned to a later date. Such persons will be reimbursed by us for their reasonable out-of-pocket expenses incurred in connection with such solicitation. We will bear all costs associated with proxy solicitation and vote tabulation. In addition, Sandler O’Neill & Partners, L.P. may assist us in soliciting proxies for the special meeting.

Proposal 1 — Approval of the Plan of Reorganization and Stock Issuance

General

On January 17, 2006, our board of directors unanimously adopted the plan of reorganization and stock issuance. Under the plan of reorganization and stock issuance, we will reorganize into the mutual holding company structure, convert from the mutual to stock form of organization and become a wholly-owned subsidiary of the newly formed Polonia Bancorp, a federal stock corporation. In approving the plan of reorganization and stock issuance, members will also be approving the proposed charters and bylaws for Polonia Bank, Polonia Bancorp and Polonia MHC, which are exhibits attached to the plan of reorganization and stock issuance.

The plan of reorganization and stock issuance also includes the offering by Polonia Bancorp of 45% of its common stock to qualifying depositors and borrowers of Polonia Bank in a subscription offering and, if necessary, to members of the general public through a community offering and possibly a syndicate of registered broker-dealers. Pursuant to the plan of reorganization and stock issuance, Polonia Bancorp will issue 55% of its common stock to Polonia MHC. The completion of the offering depends on market conditions and other factors beyond our control. We can give no assurance as to the length of time that will be required to complete the sale of the common stock. If we experience delays, significant changes may occur in the appraisal of Polonia Bancorp and Polonia Bank as reorganized, which would require a change in the offering range. A change in the offering range would result in a change in the net proceeds realized by Polonia Bancorp from the sale of the common stock. If the reorganization is terminated, Polonia Bank would be required to charge all reorganization expenses against current income.

The Office of Thrift Supervision approved our plan of reorganization and stock issuance, subject to, among other things, approval of the plan of reorganization and stock issuance by members. However, approval by the Office of Thrift Supervision does not constitute a recommendation or endorsement of the plan of reorganization and stock issuance.

Description of the Reorganization

We are undergoing a transaction referred to as a mutual holding company reorganization. Currently, we are a mutual (meaning no stockholders) savings bank. The mutual holding company reorganization process that we are now undertaking involves a series of transactions by which we will convert from the mutual form of organization to the mutual holding company form of organization. In the mutual holding company form of organization, we will be a federally-chartered stock savings bank and all of our stock will be owned by Polonia Bancorp. In addition, 45% of Polonia Bancorp’s stock will be owned by the public and our employee stock ownership plan, and 55% of Polonia Bancorp’s stock will be owned by Polonia MHC. Polonia Bank’s members will become members of Polonia MHC and will have similar voting rights in Polonia MHC as they currently have with Polonia Bank.

After the reorganization, our ownership structure will be as follows:

Consummation of the reorganization (including the offering of common stock) is conditioned upon the approval of the plan of reorganization and stock issuance by (1) the Office of Thrift Supervision and (2) at least a majority of the total number of votes eligible to be cast by members of Polonia Bank at the special meeting of members.

A detailed description of Polonia Bank and the proposed reorganization and related stock offering is contained in the prospectus, which has been delivered with this proxy statement and which is incorporated in this proxy statement by reference. Details of the reorganization can be found in the prospectus section entitled “The Reorganization and Stock Offering.” A copy of the plan of reorganization and stock issuance and the attached charters and bylaws of Polonia Bank, Polonia Bancorp and Polonia MHC are available upon written request to Polonia Bank at the address on the front of this proxy statement. To receive timely delivery of the documents in advance of the special meeting of members, you should make your request no later than                     , 2006.

The enclosed prospectus is an integral part of this proxy statement and contains detailed information about Polonia Bank, Polonia Bancorp, Polonia MHC and the reorganization, including the rights of the depositors and borrowers of Polonia Bank entitled to subscribe for shares of Polonia Bancorp common stock in the stock offering. You are urged to consider such information carefully before submitting your proxy card(s).

The enclosed prospectus is not an offer to sell nor a substitute of any offer to buy common stock in any jurisdiction where it is unlawful to do so.

Reasons for Reorganization

Our primary reasons for the reorganization are to:

•	support future lending and operational growth;

•	support future branching activities;

•	support the acquisition of other financial institutions or financial services companies or their assets;

•	enhance our ability to attract and retain qualified directors and management through stock-based compensation plans; and

•	structure our business in a form that will enable us to access capital markets.

The disadvantages of the reorganization considered by our board of directors are:

•	additional expense and effort of operating as a public company;

•	the inability of stockholders other than Polonia MHC to obtain majority ownership of Polonia Bancorp and Polonia Bank, which may result in the perpetuation of our management and board of directors; and

•	the corporate ownership and regulatory policies relating to the mutual holding company structure that may be adopted from time to time, which may have an adverse impact on stockholders other than Polonia MHC.

See “The Reorganization and Stock Offering—Reasons for the Reorganization” in the prospectus for a more detailed discussion of the basis upon which our board of directors determined to undertake the proposed reorganization. As more fully discussed in that section and in other sections of the prospectus, our board of directors believes that the plan of reorganization and stock issuance is in the best interest of Polonia Bank, its members and the communities it serves.

Effects of Reorganization on Deposits, Borrowers and Members

While the reorganization is being accomplished, the normal business of Polonia Bank will continue without interruption, including being regulated by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. After the reorganization, we will continue to provide services for our depositors and borrowers under current policies by our present management and staff. In addition, the reorganization will not affect any deposit accounts or borrower relationships with us.

After the reorganization, direction of Polonia Bank will continue to be under the control of its board of directors. Polonia Bancorp, as the holder of all of the outstanding common stock of Polonia Bank, will have exclusive voting rights with respect to any matters concerning Polonia Bank requiring stockholder approval, including the election of directors.

After the reorganization, stockholders of Polonia Bancorp will have exclusive voting rights with respect to any matters concerning Polonia Bancorp requiring stockholder approval. By virtue of its ownership of a majority of the outstanding shares of common stock of Polonia Bancorp, Polonia MHC will be able to control the outcome of most matters presented to the stockholders for resolution by vote.

Holders of deposit accounts of Polonia Bank will become members of Polonia MHC. Such persons will be entitled to vote on all questions requiring action by the members of Polonia MHC, including the election of directors of Polonia MHC. In addition, all persons who become depositors of Polonia Bank following the reorganization will have membership rights with respect to Polonia MHC. Borrowers of Polonia Bank who are borrower members of Polonia Bank at the time of the reorganization will also become members of Polonia MHC. Borrowers will not receive membership rights in connection with any new borrowings made after the reorganization.

See “The Reorganization and Stock Offering—Effects of Reorganization on Deposits, Borrowers and Members” in the prospectus for a more detailed discussion of the effect of the reorganization on the continuity of Polonia Bank, deposit accounts and loans, voting rights of members and liquidation rights.

Directors and Executive Officers

See “Our Management” in the prospectus for a discussion of the directors and executive officers of Polonia Bank.

Management Compensation

See “Our Management” in the prospectus for a discussion of management remuneration.

Business of Polonia Bank

See “Our Business” in the prospectus for a discussion of the business of Polonia Bank. See also “Selected Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Regulation and Supervision” and “Federal and State Taxation.”

Description of the Plan of Reorganization and Stock Issuance

The Office of Thrift Supervision has approved the plan of reorganization and stock issuance, subject to its approval by Polonia Bank’s members and the satisfaction of certain other conditions. However, approval by the Office of Thrift Supervision does not constitute a recommendation or endorsement of the plan of reorganization and stock issuance. See “The Reorganization and Stock Offering” in the prospectus for a description of the plan of reorganization and stock issuance. See also “Summary,” “Pro Forma Data,” “Subscriptions By Executive Officers and Directors” and “Federal and State Taxation.”

Description of Capital Stock

See “Description of Polonia Bancorp Capital Stock” in the prospectus for a description of the common stock to be offered. See also “Market for the Common Stock.” Polonia Bancorp will, where practicable, use its best efforts to encourage and assist professional market makers in establishing and maintaining a market for the common stock of Polonia Bancorp.

Capitalization

See “Capitalization” in the prospectus for a description of the historical capitalization of Polonia Bank and the pro forma capitalization of Polonia Bancorp.

Use of New Capital

See “Use of Proceeds” in the prospectus for a description of the purposes for which the net proceeds from the common stock to be sold are intended to be invested or otherwise used.

New Charters, Bylaws or Other Documents

In approving the plan of reorganization and stock issuance, members will also be approving the proposed charters and bylaws for Polonia Bank, Polonia Bancorp and Polonia Bancorp, which are exhibits attached to the plan of reorganization and stock issuance. Upon completion of the reorganization, Polonia Bank’s mutual charter and bylaws will be extinguished and Polonia Bank will be governed by the stock charter and bylaws. See “The Reorganization and Stock Offering” and “Restrictions on Acquisition of Polonia Bancorp and Polonia Bank” for disclosure concerning Polonia Bank’s mutual charter and bylaws and Polonia Bank’s stock charter and bylaws.

In addition, although the board of directors of Polonia Bancorp is not aware of any effort that might be made to obtain control of Polonia Bancorp after the reorganization, the board of directors believes it is appropriate to adopt certain provisions permitted by federal regulations that may have the effect of deterring a future takeover attempt that is not approved by the Polonia Bancorp board of directors, including:

•	a 10% limitation on voting rights for a period of five years after the date of the reorganization;

•	a board of directors divided into three classes, each of which contains approximately one-third of the number of directors;

•	the board of directors’ ability to fill vacancies on the board and the ability of stockholders to remove directors only for cause and only upon the vote of a majority of the outstanding shares of voting stock;

•	a director qualification provision regarding criminal or dishonest actions;

•	limitations on stockholder action by written consent and calling of special meetings of stockholders;

•	advance notice provisions for stockholder nominations and proposals; and

•	authorized but unissued shares of capital stock.

Other Matters

Polonia Bancorp will register its capital stock under Section 12(g) of the Securities Exchange Act of 1934, as amended. It will not deregister the stock for a period of at least three years in accordance with applicable regulations.

Financial Statements

See “Index to Financial Statements of Polonia Bank” included in the prospectus.

Consents of Experts and Reports

See “Experts” in the prospectus for a description of the consents of experts. See also “Financial Statements” included in the prospectus.

Recommendation of Our Board of Directors

Our board of directors recommends that you vote FOR the proposal to approve the plan of reorganization and stock issuance.

Voting for the plan of reorganization and stock issuance will not obligate you to purchase any common stock.

Where You Can Find More Information

Polonia Bank has filed applications for approval of the mutual holding company reorganization and the stock issuance with the Office of Thrift Supervision, which includes proxy materials for Polonia Bank’s special meeting of members and certain other information. This proxy statement omits certain information contained in the applications. The applications may be inspected, without charge, at the offices of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552 and at the offices of the Regional Director of the Office of Thrift Supervision at the Northeast Regional Office of the Office of Thrift Supervision, Harborside Financial Center Plaza Five, Suite 1600, Jersey City, New Jersey 07311.

By Order of the Board of Directors

Corporate Secretary

Huntingdon Valley, Pennsylvania

                    , 2006

REVOCABLE PROXY

POLONIA BANK

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD

OF DIRECTORS OF POLONIA BANK

The undersigned member of Polonia Bank hereby appoints                                                   as proxy to cast all votes which the undersigned is entitled to cast at a special meeting of members to be held at [PLACE] at     :       .m., local time, on [MEETING DATE], and at any and all adjournments and postponements thereof, and to act with respect to all votes that the undersigned would be entitled to cast, if then personally present, in accordance with the instructions on the reverse side hereof:

FOR or AGAINST the plan of reorganization and stock issuance, pursuant to which Polonia Bank will be reorganized into the mutual holding company structure. As part of the plan of reorganization, members will be approving the proposed charters and bylaws for Polonia Bank, Polonia Bancorp and Polonia MHC attached to the plan of reorganization. Pursuant to the plan of reorganization, Polonia Bancorp will issue 55% of its common stock to Polonia MHC, a federally-chartered mutual holding company that will be formed pursuant to the plan of reorganization and will offer for sale to eligible depositors and borrowers 45% of its common stock.

This proxy will be voted as directed by the undersigned member. UNLESS CONTRARY DIRECTION IS GIVEN, THIS PROXY, PROPERLY SIGNED AND DATED, WILL BE VOTED FOR ADOPTION OF THE PLAN OF REORGANIZATION. In addition, this proxy will be voted at the discretion of the Board of Directors upon any other matter as may properly come before the special meeting.

The undersigned may revoke this proxy at any time before it is voted by delivering to the Secretary of Polonia Bank either a written revocation of the proxy or a duly executed proxy bearing a later date, or by appearing at the special meeting and voting in person. The undersigned hereby acknowledges receipt of the notice of special meeting of members and proxy statement and accompanying prospectus.

IMPORTANT: PLEASE VOTE, DATE AND SIGN ON THE REVERSE SIDE. NOT VOTING WILL

HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSAL.

VOTING DOES NOT OBLIGATE YOU TO BUY STOCK.

Please Mark Vote by marking

one of the following boxes as

shown ☒

The plan of reorganization and stock issuance, pursuant to which Polonia Bank will be reorganized into the mutual holding company structure (as described on the reverse side of this proxy card).

FOR ☐ AGAINST ☐

The undersigned hereby acknowledges receipt of a Notice of Special Meeting of Members of Polonia Bank called for on [MEETING DATE] and a Proxy Statement for the Special Meeting prior to the signing of this proxy.

Signature                                                                                                                                                Date:

Signature                                                                                                                                                Date:

NOTE: PLEASE SIGN, DATE AND PROMPTLY RETURN ALL PROXY CARDS IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

IMPORTANT: Please sign your name exactly as it appears on this proxy. Joint accounts need only one signature. When signing as an attorney, administrator, agent, officer, executor, trustee, guardian, etc., please add your full title to your signature.

[LETTERHEAD OF MULDOON MURPHY & AGUGGIA LLP]

September 29, 2006

VIA FEDERAL EXPRESS

Office of Thrift Supervision

Northeast Regional Office

Attn: Applications Filing Room

Harborside Financial Center Plaza Five

Suite 1600

Jersey City, New Jersey 07311

Re:	Applications for Approval of Conversion on Form MHC-1, a Minority Stock Issuance on Form MHC-2, and Acquisition of Control on Form H-(e)(1)-S Filed on Behalf of Polonia Bank, Polonia Bancorp and Polonia MHC, Huntingdon Valley, Pennsylvania OTS Nos: 03218, H-4315, H-4314

Dear Sir or Madam:

On behalf of Polonia Bank (the “Bank”), Polonia Bancorp (the “Company”) and Polonia MHC (the “MHC”), enclosed please find one (1) original and two (2) copies of Amendment No. 1 to the Notice of Mutual Holding Company Reorganization on Form MHC-1 (“Amended Form MHC-1”). Please be advised that three (3) conformed copies of Amendment No. 1 to the MHC-1 have been filed with the Applications Filing Room in Washington, D.C. pursuant to 12 C.F.R. §575.13(c)(2) and 12 C.F.R. § 516.40.

Additionally, enclosed please find three (3) conformed copies of Amendment No. 1 to the Application for Approval of a Minority Stock Issuance by a Savings Association Subsidiary of a Mutual Holding Company on Form MHC-2 pursuant to 12 C.F.R. §575.13(c)(2) and 12 C.F.R. § 563b.155 (“Amended Form MHC-2”). Please be advised that one (1) original and three (3) conformed copes of Amendment No. 1 to the Form MHC-2 have been filed with the Applications Filing Room in Washington, D.C.

Three (3) conformed copies of the Amended Applications have also been forwarded to the Northeast Regional Office of the Office of Thrift Supervision (the “OTS”). The Amended Applications are marked for your convenience to indicate changes from the initial filing of such Applications on July 10, 2006.

Please note that Amendment No. 1 to the Form MHC-1 and Amendment No. 1 to the Form MHC-2 are being filed in response to the Staff’s comments issued by letter dated July 28, 2006, including and the Staff’s accounting comments received by telephone on August 28, 2006. To aid in your review, we have repeated the Staff’s comments followed by the Company’s

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September 29, 2006

responses. The prospectus reflects revised disclosure in response to comments received from the Securities and Exchange Commission (the “SEC”) on a Registration Statement on Form SB-2 filed by the Company and reflects updated June 30, 2006 financial data. A copy of the SEC response letter, which includes all SEC and comments and the Company’s responses, has been included as Exhibit A to this letter.

Comment No. 1

Please supplementally provide information as to the steps that have been taken or are currently underway to enhance Polonia Bank’s board of directors and to hire assistants for the chief financial and chief lending officers.

Response to Comment No. 1

On September 19, 2006, the Bank’s Board of Directors voted to appoint Gordon R. Johnston, III and Robert J. Woltjen to the Bank’s Board of Directors, subject to all necessary approvals by the OTS. Messrs. Johnston and Woltjen have been appointed to fill the vacancies created by the resignation of James B. Skowronski as a director of the Bank and the increase in the number of directorships from five (5) to six (6). Messrs. Johnston and Woltjen will also serve on the Boards of Directors of the Company and the MHC upon their formation. It is anticipated that Mr. Johnston, a certified public accountant and co-owner of St. Clair CPAs, P.C., will serve as the Chairman of the audit committee of the Company. Biographical and financial information for each of Messrs. Johnston and Woltjen has been submitted to the OTS Northeast Regional Office.

On September 5, 2006, the Bank hired Kenneth Kryst as Controller of the Bank and is in negotiations with two additional lending officers in order to address the Bank’s staffing needs.

Comment No. 2

Your June 30, 2006 Thrift Financial Report reflects a $68,000 decline in all personnel expenses from the prior quarter. Please supplementally provide detail as to how this was accomplished.

Response to Comment No. 2

The decline in personnel expenses for the quarter ended June 30, 2006 was a result of there being seven pay periods during the first quarter and only six pay periods during the second quarter.

Comment No. 3

Your June 30, 2006 Thrift Financial Report also reflects the sale of your $17 million interest in the Shay Intermediate Mortgage Mutual Fund, which resulted in total assets

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September 29, 2006

declining to $161.2 million from $172.4 million at March 31, 2006. Proceeds from the sale were used to pay down FHLB borrowings and to pay out a maturing large municipal deposit. The maximum net proceeds to be received by Polonia Bank from the proposed stock offering will only be $7.7 million. In that Polonia Bank’s core earnings capacity, rather than its capital level, has been the main cause for supervisory concern for some time, please supplementally provide additional support as to how these proceeds will be used to bring about a change to operating performance in light of the following factors:

•	Deposits have declined due to management’s decision to keep interest rates at November 2005 levels. In addition, another large municipal certificate of deposit will mature in December.

•	More than 85 percent of Polonia Bank’s earning assets are fixed-rate and long-term in nature.

•	Polonia Bank’s operating expenses continue to be well in excess of peer levels and will likely increase due to additional planned management benefit plans and the hiring of additional staff.

Response to Comment No. 3

The Bank understands the need to improve its core earnings capacity in the short- and long-term and has taken steps to modify its operations, monitor expenses and adjust its strategies to achieve such improvement. Moreover, the Bank believes that in order to become a more efficient and profitable institution it needs to increase its asset base by increasing the scope of its operations and product offerings and increase its penetration in its market area but in a controlled and prudent manner. The net proceeds are expected to facilitate the Bank’s plans to increase its asset base and lending capabilities. The new capital, in conjunction with the recent efforts to restructure its investment portfolio and control expenses, will, as discussed below, allow the Bank to more efficiently leverage itself, grow loans and deposits and, thereby, increase net interest income and profitability.

As outlined in Chapter 12 of the Business Plan, the Bank intends to utilize net proceeds to facilitate the expansion of its products and services. These expansion initiatives include:

•	Creating an overdraft privilege program

•	Hiring additional lending staff, including a HELOC lending officer

•	Creating new money market accounts, and

•	Opening two de novo branches.

The new money market account products and additional branches are expected to facilitate some diversification of the Bank’s funding base and assist in the development of new core deposit relationships. The HELOC program and the creation of adjustable rate home equity mortgage loans will help moderate the Bank’s interest rate sensitivity. The additional lending staff and de

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September 29, 2006

novo branches are intended to increase the Bank’s presence in its market area to more actively promote its products and services. The Bank understands that these measures will likely result in an increase in its overall operating expenses but that, in the long-term, such measures are necessary to increase the overall efficiency and profitability of the Bank.

The Bank has improved its budgeting process and control over and monitoring of its operating expenses in recent periods and will continue to actively monitor its budgeted expenses as compared to actual expenses during such growth period. In this regard, the Bank has improved its non-interest expense to average assets ratio from 3.17% for 2005 to 3.12% for the six months ending June 30, 2006 (annualized) and, as set forth in the Business Plan, the Bank’s non-interest expense to average assets ratio is projected to go from 3.18% as of March 2006 to 2.61% as of March 2011 (including the implementation of the strategies discussed above and the cost of management benefit plans). This level would be inline with the peer banks (as seen in Chapter 7 of the Business Plan). However, in the first year, the Bank is expecting the NIE/AA ratio to increase to a high of 3.44%, while it spends additional money to fuel the desired growth trends. The overall goal of the Bank is to grow to approximately $318 million in assets and have a loan to asset ratio approaching 80% by March 2011. The projected annual net income is $1.4 million or a ROAA of 0.46% and a ROAE of 6.43%, which is inline with the current MHC performance (as seen in Chapter 7 of the Business Plan).

It should be noted that, as discussed in the prospectus, some of the poor operating results experienced in recent periods were the result of several compensation expense items that are expected to diminish or were non-recurring and, more importantly, recent strategic steps taken by the Bank that resulted in short-term losses or expenses but which are expected to have longer term benefits. During 2005, the Bank restructured its investment securities portfolio to improve the overall yield on its investment portfolio. Although the 2005 restructuring resulted in short-term losses, the overall yield on the investment portfolio increased (from 5.23% to 5.40%). Additional restructuring occurred in 2006 with the sale of its investment in the Shay Intermediate Mortgage Mutual Fund, the pay down of FHLB borrowings and reinvestment of a portion of the sale proceeds in higher yielding assets. As illustrated below, assuming such measures were effective for a twelve month period, net income would increase by approximately $90,000.

Balance	Repricing Rate	Description
$ 17,161,006	4.30%	Shay Fund (Sold)
$ 3,661,006	4.75%	FFS (reinvested cash)

Balance	Repricing Rate	Description
$ 4,500,000	4.88%	Overnight (Removed)
$ 5,000,000	5.50%	15 Year Bwg (Called away from Bank)
$ 4,000,000	4.00%	CD (Matured)
$ 13,500,000	4.85%

Decrease in Yearly Expense	$654,600
Decrease in Yearly Income	$(737,923)
Increase in Yearly Income (Reinvested in FFS)	$173,898

	$90,575

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September 29, 2006

Comment No. 4

The proposed Tax and Expense Sharing Agreements are being reviewed by the Regional Accountant. We will forward any comments to you at a later date.

Response to Comment No. 4

The Staff’s comment is noted.

Comment No. 5

Please refer to Form MHC-1, Item 8.A.1, Vol. 1 of 1. Please revise the proposed Section 1 to provide that the written procedures will be available to persons attending the annual meeting.

Response to Comment No. 5

The requested language has been added to Sections 1 and 2 of the bylaws of the MHC. The MHC’s proposed bylaws are filed herewith as Tab 2 to the Amended Form MHC-1.

Comment No. 6

Please refer to tab 5 of Form MHC-1, Vol. 1 of 1. Please provide the proposed (marked) bylaws of Polonia MHC.

Response to Comment No. 6

The proposed (marked) bylaws of MHC are filed herewith as Tab 2 to the Amended Form MHC-1.

Comment No. 7

Please refer to Form MHC-1, Item 8.B.3., Vol. 1 of 1. Please revise the proposed Article II, Section 4 to provide that the written procedures will be available to persons attending the annual or special meeting.

Response to Comment No. 7

The requested language has been added to Article II, Section 4 of the bylaws of the Company. The Company’s proposed bylaws are filed herewith as Tab 3 to the Amended Form MHC-1.

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September 29, 2006

Comment No. 8

Please refer to Form MHC-1, Item 8.C.3., Vol.1 of 1. Please revise the proposed Article II, Section 4 to provide that the written procedures will be available to persons attending the annual or special meeting.

Response to Comment No. 8

The requested language has been added to Article II, Section 4 of the proposed bylaws of the Bank. The Bank’s proposed bylaws are filed herewith as Tab 1 to the Amended Form MHC-1.

Comment No. 9

Please refer to tab 4 of Form MHC-1, Vol. 1 of 1. Please discuss why Section 5.A. (last .paragraph) of the Savings Bank’s proposed charter provides for a liquidation account.

Response to Comment No. 9

The last paragraph of Section 5.A of the Bank’s proposed charter providing for a liquidation account has been deleted. The Bank’s proposed charter is filed herewith as Tab 1 to the Amended Form MHC-1.

Comment No. 10

Please refer to Section 8.B. of the Savings Bank’s proposed charter and Article II, Section 3 of the Savings Bank’s proposed bylaws. The two sections do not appear to be consistent. Please revise accordingly.

Response to Comment No. 10

The Staff is supplementally advised that Article II, Section 3 of the Bank’s proposed bylaws provides that special meetings of shareholders for any purpose may be called at any time upon the written request of the holders of 10% or more the Bank’s outstanding capital stock, unless otherwise prescribed by regulations of the OTS or the Federal Stock Charter of the Bank. Thus, the Bank believes that the limitation in Section 8.B. of the Bank’s proposed charter regarding the calling of special meetings is consistent with Article II, Section 3 of the Bank’s proposed bylaws.

Comment No. 11

Please refer to tab 10, Revocable Proxy, of Form MHC-1, Vol. 1 of 1. Please identify the members of the Proxy Committee.

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September 29, 2006

Response to Comment No. 11

The reference to the “Proxy Committee” in the revocable proxy has been deleted. The members of the Bank’s management who will act as proxies at the special meeting of members have yet to be determined.

Comment No. 12

Please refer to Form MHC-2, Vol. 2 of 3. Please refer to Summary, Mutual Holding Company Data, page 6. The staff notes the table in this section and the accompanying footnote. Please additionally provide non-fully converted price to earnings multiples and non-fully converted price to book value ratios for publicly traded mutual holding companies as of June 1, 2006, for MHCs that have a mid-tier holding company or savings association that have issued approximately 40 to 49.9 percent of their respective common stock.

Response to Comment No. 12

Although such additional MHC stratification would be useful and informative, such data is not available from the Bank’s independent appraiser’s database provider and cannot be objectively and accurately obtained in a timely manner from other sources. The source detail for the average and median MHC pricing ratios on page 6 is Exhibit 36 of the Conversion Valuation Appraisal Report prepared by Keller & Company.

Comment No. 13

Please refer to Form MHC-2, Vol. 2 of 3. Please refer to Summary, Benefits of the Reorganization to Management. The staff is unable to locate the section referred to by this caption. Please include such section in the section captioned “The Reorganization and Stock Offering.” The added section should explain that Bancorp may adopt additional management recognition plans after one year without a vote by members of the MHC. The revised discussion should also include a specific explanation, under existing OTS regulations, of the amount of stock that could be encompassed by each of an ESOP, a non-tax-qualified stock benefit plan and a stock option plan should they be adopted.

Response to Comment No. 13

The requested disclosure regarding “Benefits of the Reorganization to Management” can be found on pages 79-84 of the prospectus. Pages 11 and 84 of the prospectus have been revised to indicate that the Company may adopt additional management recognition plans without a vote by members of the MHC. In this regard, it should be noted that any benefit plan adopted by the Company is not subject to member voting regardless of whether such plan is adopted one year after the conversion. The existing disclosure on pages 82-84 of the prospectus includes an

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explanation of the amount of stock that could be encompassed by each of an ESOP, a non-tax qualified stock benefit plan and a stock option plan should they be adopted.

Comment No. 14

Please refer to Form MHC-2, Vol. 2 of 3. Please refer to the second Risk Factor on page 21, which refers to Bancorp contributing 50 percent of the net proceeds of the offering to the Savings Bank. (See also note (4) on page 31.) Please also refer to the Use of Proceeds section and table on page 27. The staff notes that the table on page 27 only indicates that 48.7 percent of the net proceeds will be distributed to the Savings Bank. Please revise the table to conform to the Risk Factor disclosure.

Response to Comment No. 14

The second Risk Factor on page 22 of the prospectus, in addition to note (4) on page 32 of the prospectus now properly reflect the receipt by the Bank of 50.0% of the net proceeds of the offering at the minimum of the offering range.

Comment No.15

Please refer to Form MHC-2, Vol. 2 of 3. Please refer to the second bullet point under the first paragraph of Pro Forma Data beginning on page 32. Please conform the disclosures regarding the purchase of shares by the ESOP at the minimum level of the offering. See note (3) on page 31.

Response to Comment No. 15

The second bullet point on page 34 of the prospectus has been revised to include disclosure regarding the purchase of shares by the ESOP at the minimum of the offering range.

Comment No. 16

Please refer to Form MHC-2, Vol. 2 of 3. Please refer to Our Management, Committees of the Board of Directors of Polonia Bancorp, page 75. Please discuss the qualifications of Dr. Andruczyk to be considered as the “audit committee financial expert.”

Response to Comment No. 16

The prospectus has been revised on page 77 to disclose the determination that Gordon R. Johnston, III, upon his approval by the OTS as a director, will be deemed the Company’s audit committee financial expert. The Bank’s Board of Directors determined that Mr. Johnston had acquired all of the following attributes through his experience as a certified public accountant and co-owner of St. Clair CPAs, P.C.:

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1.	an understanding of generally accepted accounting principles and financial statements;

2.	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

3.	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

4.	an understanding of internal controls and procedures for financial reporting; and

5.	an understanding of audit committee functions.

Comment No. 17

Please refer to Form MHC-2, Vol. 2 of 3. Please refer to The Reorganization and Stock Offering, Effects of the Reorganization on Deposits, Borrowings and Members. This section should be supplemented to include discussion of the impact of the Reorganization on the minority shareholders of Bancorp. The discussion should refer, for example, to those matters in which the MHC will not participate in the voting on a matter, and provide examples of such matters. The discussion should highlight the potential, or lack thereof, of a shareholder to influence a vote in which the MHC does not participate in light of the purchase limitations of this offering, and any other relevant factors.

Response to Comment No. 17

The requested disclosure has been added to page 101 of the prospectus.

Comment No. 18

Please refer to Form MHC-2, Vol. 2 of 3. Please refer to The Reorganization and Stock Offering, Category 1: Eligible Account Holders, page 102. Please delete the last paragraph of this section.

Response to Comment No. 18

The paragraph has been deleted.

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Comment No. 19

When available, please submit the following:

•	Affidavits of publication;

•	Evidence of member and shareholder approval;

•	Final proxy material and prospectus.

Response to Comment No. 19

The affidavit of publication is provided herewith as Exhibit B. The remaining items will be provided supplementally when available.

The following comments were received from Lynwood Campbell of the OTS Examinations and Supervision Division by telephone on August 28, 2006.

Comment No. 1

Auditors opinion needs to have a page number.

Response to Comment No. 1

Opinion has been incorporated with F references.

Comment No. 2

Under the experts section page 119 needs to refer to consolidated financial statements.

Response to Comment No. 2

The requested disclosure has been added to page 121 of the prospectus.

Comment No. 3

Page 121, the title of the first financial statement should be Balance Sheet instead of Statement of Financial Condition.

Response to Comment No. 3

The requested disclosure has been added to page 124 of the prospectus.

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Comment No. 4

Page numbers in the financial statements should begin with F. F-1, F-2, etc.

Response to Comment No. 4

All financial statement pages have been incorporated with F references before the numbers.

Comment No. 5

Page 7 of financial statements, please explain zero provision for each year, expand to discuss specific reasons management considers as part of the allowance evaluation. Revise to discuss known and inherent risk losses in the portfolio. Say specifically what the known and inherent risks are.

Response to Comment No. 6

The Bank believes the discussion of the loan loss allowance and related loan loss provision is properly reflected in the prospectus, on pages 59, 63 and 67-69.

Comment No. 7

Page 6 of the financial statements, describe the business activities of the Community Abstract Agency, LLC.

Response to Comment No. 7

The requested description has been added to page F-6.

Comment No. 8

Need to have comment in the financial statements that the interim amounts include all adjustments considered necessary by management to have been recorded to present fairly.

Response to Comment No. 8

The requested comment has been added to page F-6.

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Comment No. 9

Page 12 of financial statements, if you have an other than temporary loss it should be written off as opposed to being reserved for. Explain why there is a valuation allowance being utilized.

Response to Comment No. 9

The financial statements have been adjusted to delete the valuation allowance for investment securities and such declines have been reflected as write downs in the periods presented.

Comment No. 10

Page 13 of financial statements; explain in footnote difference between current income impact and results disclosed on page 12 of financial statements. This relates back to the valuation allowance on other than temporary decline.

Response to Comment No. 10

The financial statements have been adjusted to delete the valuation allowance for investment securities and such declines have been reflected as write downs in the periods presented.

Comment No. 11

Page 16 of financial statement, interest expense for interim 2005 period does not agree to income statement, be sure to correct with updated interim amounts.

Response to Comment No. 11

The financial statements have been updated with correct numbers for the six months ended June 30, 2006 and 2005.

Comment No. 12

Page 24 of financial statements, include conversion costs to date in note related to conversion.

Response to Comment No. 12

The conversion costs have been incorporated in Note 15 on page F-24

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Comment No. 13

Page 120, the change in accountants section you either need to get a letter or take this section out.

Response to Comment No. 13

Both written and telephonic requests to procure the requested letter from the Bank’s former accountants, Deloitte & Touche LLP, have been attempted. No response has been received to date.

Comment No. 14

Page 59, same issue relating to valuation allowance vs. write off of other than temporary decline.

Response to Comment No. 14

The financial statements have been adjusted to delete the valuation allowance for investment securities and such declines have been reflected as write downs in the periods presented.

Comment No. 15

Page 34 and 35, in the pro forma tables we refer to net income in all cases however there are periods in a net loss position, therefore the indication should be net income (loss).

Response to Comment No. 15

The requested disclosure has been added to pages 36 and 37 of the prospectus.

Comment No. 16

Same as Comment 15 for page 25.

Response to Comment No. 16

The requested disclosure has been added to page 26 of the prospectus.

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Comment No. 17

Page 22 in financial statement, regulatory capital reconciliation indicates $1,800 add back for unrealized gains on equity securities, however, page 10 of financial statements indicates it is $4,000. Please reconcile/explain the difference.

Response to Comment No. 17

Per regulatory guidance in CALL/TFR report instructions, financial institutions are permitted to include in total risk-based capital 45% of the net unrealized gain on equity securities. Net unrealized gains were $4,000 ($4,000 X .45 = $1,800).

Comment No. 18

Management needs to explain better in MD&A why they choose to prepay a penalty on long term debt. Normally it is to improve interest rate risk or some other form of explanation.

Response to Comment No. 18

The requested disclosure has been added to page 57 of the prospectus.

Comment No. 19

If updated you will have to have a recent development section if not approved within 135 days.

Response to Comment No. 19

The Staff’s comment is noted.

Comment No. 20

Any amendments have to be black lined to show changes.

Response to Comment No. 20

All changes within the filing have been black lined. Please note that the textual portion of the financial statements has been marked to highlight changes. As a significant portion of the tabular data has changed since the initial filing, these tables have not been marked.

Comment No. 21

New accountant’s consents are required with amendment.

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Response to Comment No. 21

An updated consent is included as Exhibit 23.2 to the Registration Statement on Form SB-2, filed as Exhibit 5.0 to the Amended Form MHC-2.

Comment No. 22

Need to see all SEC comments and responses.

Response to Comment No. 23

A copy of the SEC response letter, which includes all SEC comments and the Company’s responses, has been included as Exhibit A to this letter.

* * * *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please contact the undersigned or Joseph J. Bradley at 202.362.0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Lawrence M. F. Spaccasi

Lawrence M. F. Spaccasi

Enclosures

cc:	Donald W. Dwyer, Office of Thrift Supervision—DC

Karen Marcotte, Office of Thrift Supervision—DC

Roger Smith, Office of Thrift Supervision—DC

Gary Jeffers, Office of Thrift Supervision—DC

David Rochefort, Office of Thrift Supervision—NE

William Friar, Securities and Exchange Commission (w/o enclosures)

Jessica Livingston, Securities and Exchange Commission (w/o enclosures)

Lisa Haynes, Securities and Exchange Commission (w/o enclosures)

John Nolan, Securities and Exchange Commission (w/o enclosures)

Anthony J. Szuszczewicz, Polonia Bancorp

Paul D. Rutkowski, Polonia Bancorp

John R. Hall, Esq., Muldoon Murphy & Aguggia LLP

Joseph J. Bradley, Esq., Muldoon Murphy & Aguggia LLP

Applications Filing Room—Northeast Regional Office, OTS (3 copies)

Applications Filing Room —Washington, DC, OTS (3 copies)